Exhibit 99.1

Illustrations of HiSoft’s - Share Consolidation - Implied ADS Split Copyright 2012 hiSoft Technology International Limited. All Rights Reserved. August 2012

IMPORTANT INFORMATION FOR INVESTORS Copyright 2012 hiSoft Technology International Limited. All Rights Reserved. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving HiSoft Technology International Ltd. (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) will be submitted to the respective shareholders of HiSoft and VanceInfo for their consideration. In connection with the proposed transaction, HiSoft will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a preliminary joint proxy statement of VanceInfo and HiSoft and will constitute a prospectus of HiSoft. HiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction. HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

 Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to Hydrogen, Vanadium or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict. All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. Copyright 2012 hiSoft Technology International Limited. All Rights Reserved.

# of Comm. Shares ADS /Common Ratio Implied # of ADSs Per ADS Value Aggregate Value ADS Price as of 8/9/12 653,706,678 (1) 1:19 34,405,184 $11.88 $408.7mm Share Restructure After Share Restructure 46,866,741(2) 1:1 46,866,741(2) $8.72 (3) $408.7mm ADS Price as of 8/9/12 46,866,659 (1) 1:1 46,866,659 $9.94 $465.9mm Illustration of hiSoft Share Restructure Copyright 2012 hiSoft Technology International Limited. All Rights Reserved. Share Consolidation 13.9482-to-1 Change ADS/Share Ratio to 1-to-1 Implied ADS Split 1-to-1.3622 Corresponding Per ADS Value Adjustment ($11.88/1.3622) 1 1:1 Exchange Ratio (1 V Share for 1 H Share) 1:1 Exchange Ratio (1 V ADS for 1 H ADS) 2 1 2 Note: (1) Based on fully-diluted number of shares (non-treasury method) excluding jumbo shares as of Aug 1, 2012 (2) Fractional shares being rounded up to the nearest whole number of share may result in greater number of shares (3) Implied per ADS value based on the closing price of Aug 9, 2012 after giving effect to the share consolidation and implied ADS split (excluding any fees that the depositary may charge) Aggregate Value Remains the Same Implied 12.3% Discount to VanceInfo

Illustration of hiSoft Share Consolidation

PRE TRANSACTION

190,000 hiSoft Shares

Valued at approximately $118,807[1] (implied price of approximately $0.6253[1] per share x 190,000)

13.9482-to-1 Consolidation →

POST TRANSACTION

13,622[3] hiSoft Shares

Illustratively valued at approximately $118,784[2] (implied price of approximately $8.72[2] per share x 13,622[3])

Note: (1) Based on implied hiSoft share price of approximately $0.6253 per common share as at 8/9/12 (based on hiSoft ADS price on 8/9/12 of $11.88 per ADS)
(2) Based on theoretical implied hiSoft share price post 13.9482:1 consolidation of approximately $8.72 per share (based on implied price of approximately $0.6253 per share as at 8/9/12)
(3) Fractional shares are rounded up to the next whole number

Copyright 2012 hiSoft Technology International Limited. All Rights Reserved.

Illustration of hiSoft Implied ADS Split Copyright 2012 hiSoft Technology International Limited. All Rights Reserved. PRE TRANSACTION POST TRANSACTION Note: (1) Based on hiSoft ADS price on 8/9/12 of $11.88 per ADS (2) Based on theoretical hiSoft ADS price post 1:1.3622 split of approximately $8.72 per ADS (based on ADS price of $11.88 on 8/9/12) (3) Based on theoretical implied hiSoft share price post 13.9482:1 consolidation of approximately $8.72 per share (based on implied share price of approximately $0.6253 on 8/9/12) 10,000 ADS 13,622 ADS Valued at $118,800(1) ($11.88(1) per ADS x 10,000) Illustratively valued at approximately $118,784(2) (implied price of approximately $8.72(2) per ADS x 13,622) Representing 190,000 Shares 1:19 Representing 13,622 Shares 1:1 Illustratively valued at approximately $118,784(3) (implied price of approximately $8.72(3) per share x 13,622) Valued at approximately $118,807(1) (implied price of approximately $0.6253(1) per share x 190,000) 1-to-1.3622 Split

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